FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2007
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Results of Annual Shareholders’ Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: March 28, 2007	By:	/s/ Won Seon Kim
Name: WON SEON KIM
Title: Chief Financial Officer

Results of Annual Shareholders’ Meeting

1. Approval of Financial Statements
The 7th Year (Unit : Mil. KRW)
- Total Assets	164,878		- Sales	21,950
- Total Liabilities	12,910		- Operating Income	-30,115
- Capital Stock	6,486		- Net Income	-31,519
- Total Shareholders' Equity	151,968		* Earnings per Share (KRW)	-2,576
* External Auditor's Opinion			Unqualified
2. Dividend Decision
a. Cash Dividend	Dividend per Share(KRW)	Common Shares	Year-end Dividend	-
			InterimㆍQuarterly Dividend	-
		Preferred Shares	Year-end Dividend	-
			InterimㆍQuarterly Dividend	-
	Total Dividends(KRW)		-
	Dividend Rate to Market Value(%) (Including Interim Dividend)	Common Shares	-
		Preferred Shares	-
--- b. Stock Dividend	Stock Dividend Rate(%)	Common Shares	-
		Preferred Shares	-
	Total Stock Dividends	Common Shares	-
		Preferred Shares	-

3. Appointment of Directors, etc.(As of the Appointment Date)
a. Details of Appointment		Election of 3 outside directors
b. Number of Outside Directors after Appointment	Total Number of Directors	3
	Total Number of Outside Directors	-
	Outside Director Appointment Ratio(%)	42.9
c. Number of Auditors after Appointment	Standing Auditor	-
	Non-Standing Auditor	-
d. Members of Audit Committee after Appointment	Members of Audit Committee who are Outside Directors	3
	Members of Audit Committee who are not Outside Directors	-
4. Details of Other Resolutions
Agenda 1. Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 7th Fiscal Year
à Approved according to the original suggestion

Agenda 2. Amendments of the Articles of
Incorporation
à Approved according to the original suggestion

Agenda 3. Election of Outside Directors constituting the Auditing Committee
à Approved according to the original suggestion

Agenda 4. Approval of Limit on Remuneration of Directors
à Approved according to the original suggestion

Agenda 5. Approval of Grant of Stock Purchase Option by the Board of Directors
à Approved according to the original suggestion

5. Date of Shareholders' Meeting		03/28/2007
6. Other		-
* Relevant Disclosure -

[Details of elected Outside Directors]

Name	Date of Birth	Term	Newly elected/ reelected	Career	Present Post	Education	Nationality
Moon Kyu, Kim	1956.03.20	2 years	Reelected	- San Kyung Accounting Firm - Hanrim Accounting Office	- CEO of Shinwon Accounting Firm - Adjunct professor at Myongji University	- Hankuk University of Foreign Studies, degree in Economics - Myongji University Graduate School, degree in Business Administration	Korean
Sang Woo, Park	1965.12.11	2 years	Reelected	- Samsung Electronics Multimedia Center Advisor	Adjunct professor at Yonsei Graduate School	- Yonsei University, degree in Economics - Korea University, Masters in Economics	Korean
Yong Gu, Kim	1970.09.13	2 years	Reelected	- KTB Network Co., Ltd. - Hanaul Law Firm	Auditor of Fonet Co., Ltd. and Director of Hanmag Futures	- Seoul National University, degree in Business Administration - Seoul National University Graduate School, degree in Business Administration	Korean

[Details of elected Auditing Committee]
Name	Date of Birth	Term	Newly elected/reelected	Career	Present post	Education	Nationality
Moon Kyu, Kim	1956.03.20	2 years	Reelected	Same as above	Same as above	Same as above	Korean
Sang Woo, Park	1965.12.11	2 years	Reelected	Same as above	Same as above	Same as above	Korean
Yong Gu, Kim	1970.09.13	2 years	Reelected	Same as above	Same as above	Same as above	Korean